UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 30, 2026, CN Energy Group. Inc. (the “Company”) and its wholly owned subsidiary, CNEY Canada Inc. (“AcquireCo”), entered into an Amended and Restated Share Purchase Agreement (the “Purchase Agreement”) with Blessing Logistics Ltd., an Alberta corporation (“Blessing Logistics”), and the sellers listed therein (collectively, the “Sellers”), which amends and restates the Share Purchase Agreement dated February 19, 2026, previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on February 20, 2026.

Pursuant to the Purchase Agreement, AcquireCo acquired all of the issued and outstanding shares of Blessing Logistics for aggregate consideration of US$2,000,000, payable solely through the issuance of Class A ordinary shares of the Company at a price of US$0.70 per share, subject to adjustment based on the fair value of certain assets at closing. The shares were issued in reliance on Regulation S under the Securities Act of 1933, as amended, and are subject to customary transfer restrictions, including a six-month lock-up.

The transaction closed on March 31, 2026, and Blessing Logistics is now a wholly owned subsidiary of AcquireCo. The Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of the Company (File Number 333-292319), as amended, and into the prospectus outstanding thereunder, to the extent not superseded by documents or report subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT

Exhibit No.	Description
10.1	Amended and Restated Share Purchase Agreement, dated March 30, 2026 by and among CN Energy Group. Inc., CNEY Canada Inc., Blessing Logistics Ltd. and the Sellers therein.*

* The schedules and similar attachments to this Purchase Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or attachment to the Securities and Exchange Commission upon request.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: April 2, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

3